SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 14D-1

                                  (Amendment No. 12)


                             Tender Offer Statement
         (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


                                   ADT Limited
                            (Name of Subject Company)

                                Western Resources, Inc.
                                 Westar Capital, Inc.
                                    (Bidders)

                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                      000915108
                      (CUSIP Number of Class of Securities)

                                John K. Rosenberg
                     Executive Vice President and General Counsel
                                 Western Resources, Inc.
                                   818 Kansas Avenue
                                  Topeka, Kansas 66612
                                 Phone: (913) 575-6300

                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications
                              on Behalf of Bidders)




                                    Copy to:

                                Neil T. Anderson
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

This  Amendment  No.12  amends and  supplements  the Tender  Offer  Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on March 17, 1997 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated March 14, 1997, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.          Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(14) News release/employee update issued by Western Resources, Inc. on July 2, 1997.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                WESTERN RESOURCES, INC.

Date       July 2, 1997                        By   /s/ JERRY D. COURINGTON
     -----------------------                      -------------------------
                                                      Jerry D. Courington,
                                                         Controller

                                INDEX TO EXHIBITS


                                                                    Sequentially
                                                                        Numbered
Exhibit No.                     Description                           Pages

(a)(14)           News release/employee update issued by                1
                     Western Resources, Inc. on July 2, 1997

                                                  Exhibit No. (a)(14)

The following news release/employee update was issued by Western Resources, Inc. on July 2, 1997:

WESTERN RESOURCES STANDS
TO GAIN MORE THAN $700 MILLION,

CONTINUES SECURITY GROWTH
WITHOUT ADT

TOPEKA, Kansas, July 2, 1997 (2:00 p.m. CDT) -- Western Resources (NYSE:WR) today announced it stands to gain $710 million at today's conversion price on its 38 million shares of ADT Limited common stock. At the current market price, the company's ADT stock is worth more than $1.3 billion. Since its initial investment in December 1995, Western Resources' $590 million in ADT holdings have been financed entirely with short-term borrowings. "Our innovative strategy of investing in the security business has paid off in two ways -- a huge gain through ADT and a leading position in the industry as the third largest security company in the country," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer. In light of the premium price paid by Tyco for ADT, Western Resources is today withdrawing its exchange offer for ADT while it continues to pursue legal action in Bermuda seeking to receive cash at the full value of the ADT shares. Hayes also said the market place can expect more innovative moves from Western Resources.

"We have announced a creative strategic alliance with ONEOK to handle our natural gas operations, giving us 45 percent ownership in the 8th largest gas company in the nation," he said. "Combine that with our Kansas City Power & Light merger and our international business, through our subsidiary, The Wing Group, and we are growing our company to meet consumer demands while providing tangible shareowner value."

Western Resources (NYSE:WR) is a full-service, diversified security and energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Western Resources, through its subsidiary Westar Security, also is the third-largest monitored security provider in the country, operating in 46 states in the U.S. Through its other subsidiaries, Westar Energy, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S. and offshore. For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

This news release/employee update is neither an offer nor an exchange nor a solicitation of an offer to exchange shares of common stock of ADT Limited. Such offer is made solely by the Prospectus dated March 14, 1997, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of ADT Limited in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc; Bear, Stearns & Co. Inc; and Chase Securities Inc, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.